Filed by Kimberly-Clark Corporation

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Kenvue Inc.

Commission File No.: 001-41697

On November 10, 2025, Kimberly-Clark Corporation posted the following LinkedIn post in connection with the proposed transaction between Kimberly-Clark Corporation and Kenvue Inc.

On November 10, 2025, Kimberly-Clark Corporation posted a CNBC interview featuring Michael Hsu, Chairman and Chief Executive Officer of Kimberly-Clark Corporation, in connection with the proposed transaction between Kimberly-Clark Corporation and Kenvue Inc., on Youtube.

A transcript of the CNBC interview posted on Youtube is below:

CNBC “Mad Money” Transcript 11.3.25 – Jim Cramer Interview with Mike Hsu

Jim Cramer (“JC”): This morning, Kimberly-Clark, which you know is the maker of Kleenex, Huggies, Cottonelle, all sorts of other paper products. Now since buying Kenvue, that's J&J's old over the counter business. With just over $40 billion. You know Kenvue as Tylenol, Neutrogena, Listerine, Band-Aids, Benadryl, and of course, Johnson's, among a host of other brands. Kimberly’s paying a 46% premium to create the second largest consumer package goods company on Earth. Second, keep that in mind. But Wall Street’s skeptical about the deal. Stock plunged more than 14% today in response flowing through its lowest level since 2018. It was not a surprise, though. So what's the argument for this takeover?

JC: Let's go straight to the source with Michael Hsu – He’s the Chairman and CEO of Kimberly Clark to find out. Mr. Hsu, Welcome back to Mad Money.

Michael Hsu (“MH”): Jim, thanks for having me on today.

JC: Okay, so Mike, why don't you give us the rationale? I know you and I talked before, and you know how much I like the deal, but I want other people to know how significant it really is.

MH: Yeah, Jim, we're really excited today. This may be the second most important day in our company's history. Of course, Founder's Day is the most important. But this is really about two great iconic American companies joining forces to create what we think is the preeminent global health and wellness leader. And so that's really what we're trying to build.

JC: Now, you've got two kinds of synergies. It's a glib word, but you've got both cost synergies and revenue synergies. Can you explain what both will mean? Because I think at the heart of this deal is the idea that you can boost revenues and cut costs.

MH: Yeah. Well, here's what I'll say, Jim, is I think this is probably the single largest shareholder value creation opportunity that I'll ever experience in my career. Right? And so, you know, we think there's tens of billions in value creation opportunity, of which a lot of that is driven by the synergies that you're asking about. Certainly, on the cost side, you know, I think that the history is, you know, we - having operated in lower margin categories- we run very, very lean. And so generally our overhead costs tend to be in the top quartile of the industry. I think Kenvue, in our discussions with their management, they - coming out of a higher margin pharma business - their costs are a little bit higher. And so, we really believe that, you know, we can operate efficiently with the cost structure that we have, and we can get Kenvue closer to our cost structure and operate effectively as well.

JC: At the same time, what I thought the thing that I felt was most attractive was, in a bizarre way, you’re best in certain parts of the world and they’re best in others, and they tend to be a perfect fit.

MH: Yeah, some directors would say the unique feature of this transaction is the complementarity of both the category portfolio and the geographic portfolio. And what I mean category is, hey, if you think Baby, like we're coming at Baby from two ends, we make diapers, they make Desenex and baby shampoo and baby lotion. Aveeno Baby. So and so, you know, we've invested a lot of effort to create a long time, long term digital relationship with consumers, and we think it's a pretty unique competitive advantage for us. We think there's an opportunity to bring other brands along that ride… along that journey. On the geographic side, also, they happen to be, as you just mentioned, really strong in markets where we've struggled to drive penetration. That would be India, where they have a very big business. They're in 3.1 million stores in India, and we've had a tough time building that brick and mortar penetration. They’re really big in Western Europe, multibillion dollar business there. And we have almost no sales in Western Europe.

JC: Well, I mean Procter had one. So, you had thrown up the white flag. I remember when that happened. We all cheered. But that's not what you can do now. You need every inch.

MH: Well, they have great distribution in Western Europe. They're especially strong in the pharma channel, which matters in our categories as well. They're great in the doctor medical channels as well. And so, we think there's a great opportunity to kind of expand there.

JC: All right.

MH: And then on our side we are strong in markets like Indonesia, South Korea, Mexico and where they're more likely penetrated. And so, we really think there's a big growth opportunity.

JC: Now, I want to get to the reservations that people expressed there, but there was one that I met Kenvue almost instantly when they came, when they were spun off. And very nice people. And they’re from Summit, where I live. But what struck me is I asked them what their club strategy was, and their internet strategy was, and they didn't have one for either. Which shocked me and made me say, I got to tell people to stop, - sell this stock. You have tremendous, in both cases. Isn't that just sort of a great opportunity for you, both club and internet?

MH: Channel development globally - huge opportunity for both companies or for both of us together. We tend to be very strong in both the channels that you talk about, certainly in club in the United States. Globally, though, I would say online sales is accounting for 100% of our growth in North America this year. Right. And it’s because we're over, relatively over share.

JC: I'm surprised no analysts asked that. They just don't know the companies as well as they should, Mike.

MH: Our online shares are seven points higher, right, 700 basis points higher than our offline shares. And so we've made a big investment to develop great relationships, a great offering and then great - interesting for the retailers, what they love about us is our data analytical capability, and that's what we're really good at.

JC: Second to none. Okay. So now, the first thing I heard from people was, okay, look, they don't really understand what they're buying when they get to Tylenol. They've got the Health and Human Services Secretary against them. They have an FDA administrator who says, “listen, there's conclusive data”. They have women who are pregnant, who if anything goes wrong, they are naturally able to sue you and win, as we know that, unfortunately, it's so tragic they will win if they sue. Now, all these things you went through and yet you still went through with this.

MH: Yeah, certainly those concerns are reasonable for anyone. I will say they came out in the middle of our detailed due diligence process. And I would say we conducted a very robust due diligence process. I would say our board ensured that we brought them analysis from the world's foremost experts in regulatory affairs, science, medicine and the legal aspects. And so, you know, we've met several times as a board, you know, plowing through every one of those areas and a lot of the cases. And so, what I would say, Jim, is, you know, we're aware of the situation, very aware of the situation, and we're very confident that we will create, you know, great shareholder value through this transaction.

JC: Now, at the same time, Texas filed a suit which was a threatening suit, saying that Johnson and Johnson tried to get around its obligations and by offloading Kenvue. They knew it had all these problems. Again, I presume that will just - they'll just loop you in now.

MH: Yeah, we're well aware of that too. And we are a proud Texas company. And so, we're well aware of that situation and we're prepared to work through that.

JC: Now J&J gave the international talc claims to Kenvue. I know the legal system is different internationally in terms of jackpot justice, but what did you come up with about the possibility of having to fight all these different lawsuits individually rather than settle? And what do you think when you discuss it with your board, is the liability here?

MH: Yeah. Similarly, we conducted a detailed analysis of the U.K. talc situation, as that also came up during our during the due diligence process. And so, we're well aware of that and have factored that into our thinking as well.

JC: How have sales been for Tylenol since RFK Jr. got his job?

MH: I'd say they have seen a little bit of impact, but less than you would think. And so I think the brand has been very resilient. It is, you know, even today while I'm still getting into it so I'm no expert on Tylenol, but I'm told it's a very effective and safe pain reliever. And so, I think the consumers respond accordingly.

JC: Johnson & Johnson, after trying to work with the plaintiff's bar, repeatedly for years in a reasonable fashion decided the heck with it, we're going to fight them one by one. It has been working. Their stock went up $40 since they've done that. Would you be willing to say, you know what, we're not going to get rolled. We've looked at the science. We know there's no problems. We're not saying come and get us, but we are saying it won't be so easy for you to make money from us.

MH: Well, you know, and again, we are one step further removed that we've met intensively during the due diligence process with Kirk and the leadership team at Kenvue. And, you know, we’ve reviewed some documentation. We'd say, hey, the science is sound. And we've gotten that from our external experts as well. And so, while I won't really discuss ourm maybe the legal strategy, but I would say, “hey, we're confident in the approach and we believe in this”.

JC: Well, there's no doubt that it's been tried many, many times before and found. And the plaintiff's bar has not had great luck because it’s the state of play was that it was over - it's just been resurrected because of this acquisition.

MH: Could I just say, though, you know, coming from the company we come from, our focus, you know, we're entrusted with, like, parents’ most precious thing in the world, which is their baby. And so, throughout our history, we've always been fully, you know, fully focused on taking care of our consumers. And so, we would never put profits or sales ahead of the safety of our consumers. And so, you know, I just wanted to assure you of that.

JC: Of course, now, Mike, I know that there had been a time, maybe in the previous administration where two large consumer packaged goods companies getting together might have a tremendous antitrust scrutiny. Do you think that this administration might just say, you know what, you need to have a powerful competitor, Procter & Gamble? Which is the way that a lot of people feel that ultimately the Google suit came down, even though that was from a judge.

MH: Yeah. Well, I think this transaction, in addition to the big value creation, is really about two great iconic American companies coming together, creating a better future for the consumers that we serve, the employees that make us, the communities that we operate in, the partners that we work with and the shareholders that own us. And so that's what we're really focused on, and I'm hopeful and believe that the administration across multiple countries will recognize that.

JC: Okay. Now you've got some fantastic billion dollar brands. One, two, three… You've got ten of them. Do you think there's a possibility of 15, 20 or do you want to just make these even bigger? Maybe the strategy should each of these be much larger, because the names are known throughout the world?

MH: Yeah. A fantastic portfolio of brands, I guess I have high aspirations. So, I would want to make these bigger and add more. And that's kind of what the strategy is going to dictate. And we think you know, we think there's tremendous growth opportunity ahead for us.

JC: Do you think the consumer is willing to pay for brand names still, or do they want to go for as you know well, because you've looked at it very closely, they want Kirkland Signature? Or do they want these brand names that we know from our parents and grandparents?

MH: Here's what's interesting. This is a challenging economy. And I think you've heard whatever phrase barbell economy, bifurcation, whatever it is - we posted a fairly strong third quarter, Jim, and I think what drove that, and we had volume-mixed growth, that’s our seventh consecutive quarter of solid volume mixed growth. I think what's driving that is, one, on the premium end, we continue to bring great innovation, and consumers that have the spending power are continuing to invest in better-for-you products, better products. Right. At the same time, we saw this change in the environment, especially in the U.S., coming two years ago. And so, when you saw the stimulus payments running out and then the impact of some of the inflation that's happening to consumers, we recognize that spending power is going to be more limited. And so, what we did was we aggressively moved to bring a lot of the benefits that we have in our premium tiers into our value tiers, and that's why we're growing this year, notably in the U.S., in our mid-medium-tier diaper, Snug & Dry on Huggies, and in our mid-tier in China.

JC: But the innovation that you brought has made it, I felt, so that they’re not equal. That generic is simply not equal because of what you're able to do in terms of absorption, what you've been able to do in terms of things that people, as they get older, are somewhat embarrassed … could be embarrassed.

MH: Yeah. Whether you talk about, let's say, your word, generics or low-cost value players, like in China, there's a lot of low cost Chinese brands out there. Our approach - and it's the mantra - which is: “we are the best product and we're going to have the lowest cost.” And so, we want both those, and I think that strategy's working for us.

JC: I think that's going to be something that Kenvue very much needs, and I know you're the man to do it. I want to thank Mike Hsu. He's the Chairman and CEO of Kimberly Clark. And yes, I think this is a terrific deal because you're getting the growth you need, and as far as the lawsuits go, I looked at them very closely too. It's kind of been litigated. And you can ask the people from J&J, and they say the same thing.

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”).

This communication may be deemed to be solicitation material in respect of the proposed transaction between Kimberly-Clark Corporation (“K-C”) and Kenvue Inc. (“Kenvue”). In connection therewith, K-C and Kenvue intend to file relevant materials with the Securities and Exchange Commission (the “SEC”), including, among other filings, a K-C registration statement on Form S-4 in connection with the proposed issuance of shares of K-C’s common stock pursuant to the proposed transaction that will include a joint proxy statement of K-C and Kenvue that also constitutes a prospectus of K-C, and a definitive joint proxy statement/prospectus, which, after the registration statement is declared effective by the SEC, will be mailed to stockholders of K -C and Kenvue seeking their approval of their respective transaction-related proposals. INVESTORS AND STOCKHOLDERS OF K-C AND KENVUE ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS AND OTHER DOCUMENTS IN THEIR ENTIRETY THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND ANY SOLICITATION. This communication is not a substitute for the registration statement, the joint proxy statement/prospectus or any other document that K-C or Kenvue may file with the SEC and send to its stockholders in connection with the proposed transaction. Investors and stockholders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by K-C or Kenvue through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by K-C will be available free of charge on K-C’s website at kimberly-clark.com under the tab “Investors” and under the heading “Financial” and subheading “SEC Filings.” Copies of the documents filed with the SEC by Kenvue will be available free of charge on Kenvue’s website at kenvue.com under the tab “Investors” and under the heading “Financials & reports” and subheading “SEC filings.”

Certain Information Regarding Participants

K-C, Kenvue, and their respective directors and executive officers and certain other members of management and employees may be considered participants in the solicitation of proxies from the stockholders of K-C and Kenvue in connection with the proposed transaction. Information about the directors and executive officers of K-C is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 13, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on March 10, 2025, and its Current Report on Form 8-K, which was filed with the SEC on May 6, 2025. Information about the directors and executive officers of Kenvue is set forth in its Annual Report on Form 10-K for the year ended December 29, 2024, which was filed with the SEC on February 24, 2025, its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025, and its Current Reports on Form 8-K, which were filed with the SEC on May 8, 2025, June 24, 2025, July 14, 2025 and November 3, 2025. To the extent holdings of K-C’s or Kenvue’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC, including the Initial Statements of Beneficial Ownership on Form 3, Statements of Change in Ownership on Form 4 or Annual Statements of Beneficial Ownership on Form 5 filed with the SEC on: 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/2/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 5/27/2025, 6/2/2025, 6/4/2025, 8/1/2025, 8/1/2025, 8/4/2025, 9/10/2025, 9/24/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/1/2025, 10/3/2025 and 10/7/2025. Additional information about the directors and executive officers of K-C and Kenvue and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, which may, in some cases, be different than those of K-C’s stockholders or Kenvue’s stockholders generally, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at http://www.sec.gov and from K-C’s or Kenvue’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

Certain matters contained in this communication, including projections as to the anticipated benefits of the proposed transaction, the impact of the proposed transaction on K-C’s and Kenvue’s business and future financial and operating results and prospects, the amount and timing of synergies from the proposed transaction, expectations regarding the post-closing capital structure, growth initiatives, innovations, marketing and other spending, net sales, anticipated currency rates and exchange risks, effective tax rate and other contingencies in connection with the proposed transaction, and the closing date for the proposed transaction, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and are based upon the current expectations and beliefs of the management of K-C and Kenvue concerning future events impacting K-C and Kenvue and are qualified by the inherent risks and uncertainties surrounding future expectations generally. There can be no assurance that these future events will occur as anticipated or that our results will be as estimated. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond K-C’s and Kenvue’s control. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to publicly update them. Some of these forward-looking statements can be identified by words like “anticipate,” “approximately,” “believe,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intend,” “may,” “outlook,” “plan,” “potential,” “possible,” “predict,” “project,” “target,” “seek,” “should,” “will,” or “would,” the negative of these words, other terms of similar meaning or the use of future dates.

The assumptions used as a basis for the forward-looking statements include many estimates that depend on many factors outside of K-C’s or Kenvue’s control, including, but not limited to, risks and uncertainties around the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement, including circumstances requiring a party to pay the other party a termination fee pursuant to the merger agreement, the risk that the conditions to the completion of the proposed transaction (including stockholder and regulatory approvals) are not satisfied in a timely manner or at all, the possibility that competing offers or transaction proposals may be made, the risks arising from the integration of the K -C and Kenvue businesses, the uncertainty of rating agency actions, the risk that the anticipated benefits and synergies of the proposed transaction may not be realized when expected or at all and that the proposed transaction may not be completed in a timely manner or at all, the risk of unexpected costs or expenses resulting from the proposed transaction, the risk of litigation related to the proposed transaction, including resulting expense or delay, the risks related to disruption to ongoing business operations and diversion of management’s time as a result of the proposed transaction, the risk that the proposed transaction may have an adverse effect on the ability of K-C and Kenvue to retain key personnel, customers and suppliers, the risk that the credit ratings of the combined company declines following the proposed transaction, the risk that the announcement or the consummation of the proposed transaction has a negative effect on the market price of the capital stock of K-C and Kenvue or on K-C’s and Kenvue’s operating results, the risk of product liability litigation or government or regulatory action, including related to product liability claims, the risk of product efficacy or safety concerns resulting in product recalls or regulatory action, risks relating to inflation and other economic factors, such as interest rate and currency exchange rate fluctuations, government trade or similar regulatory actions (including current and potential trade and tariff actions and other constraints on trade affecting the countries where K-C or Kenvue operate and the resulting negative impacts on our supply chain, commodity costs, and consumer spending), natural disasters, acts of war, terrorism, catastrophes, pandemics, epidemics, or other disease outbreaks, the prices and availability of K-C’s or Kenvue’s raw materials, manufacturing difficulties or delays or supply chain disruptions, disruptions in the capital and credit markets, counterparty defaults (including customers, suppliers and financial institutions with which K-C or Kenvue do business), impairment of goodwill and intangible assets and projections of operating results and other factors that may affect impairment testing, changes in customer preferences, severe weather conditions, regional instabilities and hostilities, potential competitive pressures on selling prices for K-C and Kenvue products, energy costs, general economic and political conditions globally and in the markets in which K-C and Kenvue do business (including the related responses of consumers, customers and suppliers on sanctions issued by the U.S., the European Union, Russia or other countries), the ability to maintain key customer relationships, competition, including technological advances, new products, and intellectual property attained by competitors, challenges inherent in new product research and development, uncertainty of commercial success for new and existing products and digital capabilities, challenges to intellectual property protections including counterfeiting, the ability of K -C and Kenvue to successfully execute business development strategy and other strategic plans, changes to applicable laws and regulations and other requirements imposed by stakeholders, as well as changes in behavior and spending patterns of consumers, could affect the realization of these estimates.

Additional information and factors concerning these risks, uncertainties and assumptions can be found in K-C’s and Kenvue’s respective filings with the SEC, including the risk factors discussed in K-C’s and Kenvue’s most recent Annual Reports on Form 10-K, as updated by their Quarterly Reports on Form 10-Q and future filings with the SEC. Forward-looking statements included herein are made only as of the date hereof and neither K-C nor Kenvue undertakes any obligation to update any forward-looking statements, or any other information in this communication, as a result of new information, future developments or otherwise, or to correct any inaccuracies or omissions in them which become apparent. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

It should also be noted that projected financial information for the combined businesses of K-C and Kenvue is based on management’s estimates, assumptions and projections and has not been prepared in conformance with the applicable requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of K-C or Kenvue. Various factors could cause actual future results to differ materially from those currently estimated by management, including, but not limited to, the risks described above and in each of K-C’s and Kenvue’s respective filings with the SEC.

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